THT Heat Transfer Technology, Inc.
THT Industrial Park
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

January 10, 2011

By EDGAR Transmission and by Hand Delivery
Jessica Dickerson
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	THT Heat Transfer Technology, Inc.
Form S-3
Filed December 21, 2010
File No. 333-171313

Dear Ms. Dickerson:

On behalf of THT Heat Transfer Technology, Inc. (“THT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 3, 2011, providing the Staff’s comments with respect to the above referenced Form S-3.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

The Company is submitting an amended Registration Statement with this letter. Enclosed herewith please find three (3) copies of the Company's amended Registration Statement on Form S-3 (the “Amended Registration Statement”).

Calculation of Registration Fee

1.

We note here and throughout your registration statement that you seek to register 4,453,500 shares of common stock for resale that have been issued to the selling stockholders. We further note that you seek to register 222,675 shares of common stock issuable upon exercise of warrants held by a selling stockholder. Based on these disclosures, it appears you are attempting to register an aggregate of 4,676,175 common shares. However, your calculation of registration fee table depicts a total of 5,284,799 common shares to be registered. Please revise the table as appropriate.

THT Response: We have revised the table as requested by the Staff.

About This Prospectus

2.

We note the statement that “You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale issuance of a security.” This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law and acknowledge that you are responsible for updating the prospectus and prospectus supplement to contain all material information.

THT Response: We have revised the information as requested by the Staff.

Legal Matters

3.	Please provide the address of counsel. Refer to paragraph 23 of Schedule A to the Securities Act.

THT Response: We have provided the address of counsel as requested by the Staff.

Item 17. Undertakings, page II-1

4.

We note that your registration statement includes the undertakings required for registrants replying on Rule 430B. It appears, however, that the company is relying on Rule 430C instead of Rule 430B. If the company intends to rely on Rule 430B, please advise us of the basis for your belief that the company is eligible to do so. If the company is relying on Rule 430C, please revise the registration statement to include the undertakings required for registrants relying on Rule 430C.

THT Response: We have included the undertakings required for registrants relying on Rule 430C.

Exhibit 5.1

5.

It appears as though you have filed the legal opinion issued in connection with the December 7, 2010 private placement. Please file a legal opinion in connection with this registration statement as required by Item 601(b)(5) of Regulation S-K.

THT Response: We have filed the Nevada counsel opinion as Exhibit 5.1 to the Amended Registration Statement.

The company hereby acknowledges that:

  should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Joseph R. Tiano of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8233.

Sincerely,

THT Heat Transfer Technology, Inc.

By:/s/ Guohong Zhao
      Guohong Zhao

      Chief Financial Officer

Copies to: Joseph R. Tiano, Esq.